EXHIBIT 99.1

News Release dated November 27, 2023, Suncor Energy announces restart of production at Terra Nova

News Release

FOR IMMEDIATE RELEASE

Suncor Energy announces restart of production at Terra Nova

Calgary, Alberta (November 27, 2023) – Suncor Energy (TSX: SU) (NYSE: SU) today announced that the Terra Nova Floating, Production, Storage and Offloading vessel has safely restarted following the completion of the Terra Nova Asset Life Extension project. Production is expected to ramp up over the coming months.

“Focusing on safety and operational integrity, we have brought this key offshore project online, providing additional cash flow for our shareholders as well as many benefits to the Newfoundland and Labrador and Canadian economies,” said Rich Kruger, Suncor President and Chief Executive Officer. “We appreciate the collaboration and support from the provincial and federal governments regarding this project.”

Terra Nova is an oil field located offshore Newfoundland and Labrador approximately 350 kilometres southeast of St. John’s. The Terra Nova Partners are Suncor – 48%, Cenovus – 34%, and Murphy Oil Corporation – 18%.

Suncor Energy is Canada's leading integrated energy company. Suncor’s operations include oil sands development, production and upgrading; offshore oil and gas; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada™ retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power and renewable fuels. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability North America Index, FTSE4Good Index and CDP. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange and the New York Stock Exchange.

For more information about Suncor, visit our web site at suncor.com.

Media inquiries:

(833) 296-4570

media@suncor.com

Investor inquiries:

(800) 558-9071

invest@suncor.com

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3